October 1, 2004


Robert W. Thomas
President and Chief Executive Officer
FoxHollow Technologies, Inc.
740 Bay Road
Redwood City, California 94063-2469

Re: FoxHollow Technologies, Inc.
 Amendment No. 1 to Registration Statement on Form S-1
 Filed September 17, 2004
 File No. 333-118191

Dear Mr. Thomas:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    General

    1. Disclose the basis for your belief that "angioplasty may cause
tearing of the artery wall and ...may contribute to high rates of plaque regrowth...."


    2. We note your response to comment 8. If you retain the discussion in the summary and elsewhere characterizing the SilverHawk system as a "safe and effective alternative" and describing the "principal benefits" of safety and efficacy, you should expand the disclosure to clarify that there are no comparative studies to substantiate your beliefs that your procedure is safer or more effective than angioplasty or stenting.


    3. Define "patency rate" in the summary.

    4. Please balance your discussion of your results from TALON to include a discussion of TALON data as a percentage of total treatments.


    Risk Factors

    We have no long-term data regarding the safety - Page 8

    5. Please explain some of the reasons why you cannot provide assurance that the data collected from the TALON registry will be compelling to the medical community so that investors can know how to evaluate information from this registry. Also disclose why you have no plans to conduct long-term studies. In the previous risk factor, disclose how the absence of any long-term studies will negatively impact market acceptance of the SilverHawk.


    Our ability to market the SilverHawk in the United States -
Page
9

    6. Please quantify the number of people who experienced serious adverse events in connection with the coronary artery trials in this risk factor. Do you face any potential liability with these cases that should be disclosed in this risk factor?


    The use, misuse or off-label use - Page 12

    7. We note your response to comment 11. Revise the disclosure to discuss any increased liability you incur given the fact that, in spite of the serious adverse consequences that occurred in the U.S.
clinical trials, you continue to sell a version of the SilverHawk in the EU for use in coronary arteries that does not include product enhancements to minimize such consequences.


    Management`s Discussion and Analysis of Financial Condition and
Results of Operations

    Results of Operations

    Six Months Ended June 30, 2003 and 2004

    Net Revenue - Page 28

    8. We note your response to prior comment 23. If material, when citing more than one factor in explaining a change in a financial statement line item, the amounts of the individual factors cited, including offsetting factors, should be separately quantified unless it is not practical to do so. For example, if material, please expand your disclosure to quantify the impact that increased selling prices had on increased net sales.


    Market Overview - Page 38

    9. Please supplementally support your statement about 750,000 people in the US suffering from CLI.


    TALON Registry - Page 45

    10. Please explain in the first paragraph in this section that TALON data may not reflect the experiences of most physicians and patients.


    Single Center Experience - Page 46

    11. Please explain what consulting services these physicians provided to you. Please explain what "unrelated capacities" means.


    12. State the number of physicians who are also consultants and who invested in the 2004 preferred stock financing and the amount of stock they purchased collectively.


    Warrants - Page 72

    13. If you believe that these warrants will most likely be exercised prior to the offering, revise the disclosure to so state.


    Financial Statements

    Note 7. Royalty Obligations - Page F-16

    14. We note your response to prior comment 49. Please note that this information should be disclosed to your investors if the royalty obligations have been or are expected to be material to your results of operations. Please revise or advise.

    Note 10. Stock Option Plans - Page F-20

    15. We note your revised disclosure in response to prior comment
51 indicating the January 2003 grant. We further note from Attachment
B that no shares were granted to non-employees in 2003 until March.
Please revise to reconcile.


    16. We note your response to prior comment 52. Refer to your summary options granted table on page F-23. Provide supplemental details of your calculation of weighted-average exercise price per share for options granted during the 2004 June quarter.

    17. We note your response to prior comment 53. See summary table representing options outstanding as of June 30, 2004 on page F-22. If true, please revise column heading entitled "Options Exercisable" to read "Options Vested."

    18. We note your response to prior comment 54. Please expand your disclosure to include a summary of the details included in your response of your retrospective fair value determination. We continue to defer our final evaluation of the stock-based compensation recognized until the estimated offering price is specified and the reverse stock split is reflected in the filing.

    19. In reference to Attachment B, provided in response to prior comment 54, please expand your disclosure to include the number of options granted to non-employees for each period presented as well as a brief description of the transactions that resulted in their issuances.


    Exhibits

    20. Please file Dr. Simpson`s consulting agreement as an exhibit to the filing.

Closing Comments
As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
 We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
You may contact Cindy Dalton at (202) 824-5308 or in her absence, Brian Cascio at (202) 942-1791, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 824-5348 or me at (202) 942-1880 with any other questions.

Sincerely,



Peggy Fisher
Assistant Director



cc (via fax):   David J. Saul
  Philip H. Oettinger
FoxHollow Technologies, Inc.
Robert W. Thomas
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